UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Commission File Number: 001-34564

China Nuokang Bio-Pharmaceutical Inc.

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Nuokang Bio-Pharmaceutical Inc.

By:	/S/ BAIZHONG XUE
Name:	Baizhong Xue
Title:	Chairman and Chief Executive Officer

Date: October 5, 2010

Exhibit Index

Exhibit 99.1	Press Release

Exhibit 99.1

China Nuokang Bio-Pharmaceutical Inc. Announces

Results of Annual General Meeting

BEIJING, Sep 30, 2010 (GlobeNewswire via COMTEX) – China Nuokang Bio-Pharmaceutical Inc. (NKBP 5.00, +0.17, +3.52%) (“Nuokang” or the “Company”), a leading China-based biopharmaceutical company focused on the research, development, manufacture, marketing and sales of hospital-based medical products, today announced the Company held its annual general meeting at 9 a.m. Beijing time on September 30, 2010.

Each of the proposals submitted for shareholder approval was approved.

The primary resolutions approved were to re-elect Mr. Huining Cao as the Company’s director and to appoint Ernst & Young Hua Ming as the independent auditor of the Company for the fiscal year ending December 31, 2010.

About China Nuokang Bio-Pharmaceutical Inc.

China Nuokang Bio-Pharmaceutical Inc. (NKBP 5.00, +0.17, +3.52%) is a leading biopharmaceutical company in China focused on the research, development, manufacture, marketing and sales of hospital-based medical products. The Company provides a diversified portfolio of products across more than 2,400 hospitals in China. Nuokang’s principal products include Baquting®, China’s leading hemocoagulase product by market share, and Aiduo®, a cardiovascular stress imaging agent. The Company’s product pipeline includes product candidates under development in hematological, cardiovascular and cerebrovascular disease diagnosis, treatment and prevention. Please visit www.nkbp.com for more information.

This news release was distributed by GlobeNewswire, www.globenewswire.com

SOURCE: China Nuokang Bio-Pharmaceutical Inc.

Contact:

ICR, LLC

In the U.S.:

Ashley M. Ammon

Christine Duan

1-646-277-1227

In China:

Wen Lei Zheng

86-10-6599-7968